U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )

JUHL ENERGY INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48132B105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48132B105

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Trellus Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 2,500,100
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,500,100
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,100
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 6.96%
12		Type of Reporting Person (See Instructions) PN

CUSIP No. 48132B105

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Trellus Small Cap Opportunity Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 2,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,500,000
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 6.96%
12		Type of Reporting Person (See Instructions) PN

CUSIP No. 48132B105

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Trellus Management Company, LLC (13-3807183)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 5,000,100
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,000,100
9		Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,100
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 13.92%
12		Type of Reporting Person (See Instructions) IA

CUSIP No. 48132B105

1		Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adam Usdan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 5,000,100
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,000,100
9		Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,100
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11		Percent of Class Represented by Amount in Row (9) 13.92%
12		Type of Reporting Person (See Instructions) IN

Item 1.	(a) Name of Issuer:

JUHL ENERGY INC.

(b) Address of Issuer’s Principal Executive Offices:

1502 17th St. SE
Pipestone, MN 56164

Item 2.	(a) Name of Person Filing:

Trellus Partners, L.P.
Trellus Small Cap Opportunity Fund, LP Trellus Management Company, LLC
Adam Usdan

(b) Address of Principal Business Office or, if none, Residence:

767 Third Avenue, 32nd Floor
New York, New York  10017

(c) Citizenship:

Trellus Partners, L.P. and Trellus Small Cap Opportunity Fund, LP are Delaware limited partnerships.  Trellus Management Company, LLC is a Delaware limited liability company.  Adam Usdan is a citizen of the United States.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number: 48132B105

Item 3.	If this statement is being filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

(a) Amount Beneficially Owned:	5,000,100*

(b) Percent of Class:	13.92%

(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	5,000,100*

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	5,000,100*

*See Attachment A.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following

☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Various other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, the securities whose ownership is reported on this Schedule 13G.  No other person’s interest in such securities relates to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trellus Partners, L.P.

By: Trellus Company LLC, Delaware limited liability company and its general partner

By:	/s/ Adam Usdan
	Name:	Adam Usdan
	Title:	President

Trellus Small Cap Opportunity Fund, LP

By: Trellus Company LLC, Delaware limited liability company and its general partner

By:	/s/ Adam Usdan
	Name:	Adam Usdan
	Title:	President

Trellus Management Company, LLC

/s/ James Scaplen
Name:	James Scaplen
Title:	Chief Financial Officer

/s/ Adam Usdan
Name:	Adam Usdan
Title:	President

Date:  February 10, 2015

ATTACHMENT A

As of December 31, 2014, Trellus Partners, L.P. (“Trellus Partners”) was the holder of 2,500,100 shares of Common Stock, par value $0.0001 per share of JUHL ENERGY INC. (“Common Stock”) and Trellus Small Cap Opportunity Fund, LP (“Trellus Small Cap”) was the holder of 2,500,000 shares of Common Stock. Trellus Management Company, LLC,  a Delaware limited liability company (“Trellus”) is the investment adviser to Trellus Partners and Trellus Small Cap.  Adam Usdan is the President of Trellus.  As of December 31, 2014, Trellus and Adam Usdan may be deemed, including by virtue of their mutual affiliation, as sharing voting power and dispositive power, and consequently to be beneficial owners, of the 5,000,100 shares of Common Stock held by Trellus Partners and Trellus Small Cap, constituting 13.92% of the outstanding shares of Common Stock.  The foregoing percentage is based on 35,924,826 shares of Common Stock outstanding as of November 15, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2014.

ATTACHMENT B

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Shares of Common Stock of JUHL ENERGY INC. and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 10th day of February, 2015.

Trellus Partners, L.P.

By: Trellus Company LLC, Delaware limited liability company and its general partner

By:	/s/ Adam Usdan
	Name:	Adam Usdan
	Title:	President

Trellus Small Cap Opportunity Fund, LP

By: Trellus Company LLC, Delaware limited liability company and its general partner

By:	/s/ Adam Usdan
	Name:	Adam Usdan
	Title:	President

Trellus Management Company, LLC

/s/ James Scaplen
Name:	James Scaplen
Title:	Chief Financial Officer

/s/ Adam Usdan
Name:	Adam Usdan
Title:	President